Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Stockholders
Severn Bancorp, Inc.
Annapolis, Maryland

We have audited the accompanying consolidated statements of financial condition of Severn Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Severn Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP
Baltimore, Maryland
February 17, 2006

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(dollars in thousands, except per share data)

	December 31,
	2005	2004

ASSETS
Cash and due from banks	$4,692	$7,950
Interest bearing deposits in other banks	301	3,259
Federal funds sold	15,923	6,829
Cash and cash equivalents	20,916	18,038
Investment securities held to maturity	8,290	9,955
Loans held for sale	3,216	6,654
Loans receivable, net of allowance for loan losses of $7,505 and $5,935, respectively	776,117	650,313
Premises and equipment, net	19,963	7,004
Federal Home Loan Bank stock at cost	8,513	5,083
Accrued interest receivable and other assets	8,680	6,569

Total assets	$845,695	$703,616

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
Deposits	$590,814	$527,413
Short-term borrowings	26,000	-
Long-term borrowings	132,000	89,000
Subordinated debentures	20,619	20,619
Accrued interest payable and other liabilities	3,550	2,430

Total liabilities	772,983	639,462

Minority interest - preferred securities of subsidiary	-	4,000

Stockholders’ Equity
Common stock, $0.01 par value, 20,000,000 shares authorized; 8,318,184 shares issued and outstanding	83	83
Additional paid-in capital	11,516	11,516
Retained earnings	61,113	48,555

Total stockholders' equity	72,712	60,154

Total liabilities and stockholders' equity	$845,695	$703,616

The accompanying notes to consolidated financial statements are an integral part of these statements

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except per share data)

	Years Ended December 31,
Interest Income	2005	2004	2003
Loans	$55,888	$43,881	$36,403
Securities, taxable	327	419	453
Other	688	319	231
Total interest income	56,903	44,619	37,087

Interest Expense
Deposits	16,274	11,292	10,961
Short-term borrowings	853	259	9
Long-term borrowings and subordinated debentures	4,828	3,080	1,371
Total interest expense	21,955	14,631	12,341

Net interest income	34,948	29,988	24,746
Provision for loan losses	1,570	1,200	900
Net interest income after provision for loan losses	33,378	28,788	23,846

Other Income
Mortgage banking activities	1,416	1,435	2,491
Real estate commissions	545	1,234	1,160
Real estate management fees	426	404	369
Gain on sale of foreclosed real estate	-	-	169
Other income	593	539	485
Total other income	2,980	3,612	4,674

Non-Interest Expenses
Compensation and related expenses	9,080	8,167	6,976
Occupancy	719	610	534
Other	3,079	2,434	2,106
Total non-interest expenses	12,878	11,211	9,616

Income before income tax provision	23,480	21,189	18,904
Income tax provision	8,926	8,258	7,575

Net income	$14,554	$12,931	$11,329
Basic earnings per share	$1.75	$1.56	$1.34
Diluted earnings per share	$1.75	$1.56	$1.33

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2005, 2004, and 2003
(dollars in thousands, except per share data)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders’ Equity
Balance - December 31, 2002	$41	$11,426	$27,714	$39,181

Comprehensive Income
Net income	-	-	11,329	11,329
Exercise of 16,500 options	1	90	-	91
Other	-	-	(221)	(221)
Dividends on common stock
($.17 per share)	-	-	(1,410)	(1,410)

Balance - December 31, 2003	42	11,516	37,412	48,970

Comprehensive Income
Net income	-	-	12,931	12,931
Two-for-one stock split in the
form of a 100% dividend	41	-	(41)	-
Dividends on common stock
($.21 per share)	-	-	(1,747)	(1,747)

Balance - December 31, 2004	83	11,516	48,555	60,154

Comprehensive Income
Net income	-	-	14,554	14,554
Dividends on common stock
($.24 per share)	-	-	(1,996)	(1,996)

Balance - December 31, 2005	$83	$11,516	$61,113	$72,712

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

	Years Ended December 31,
	2005	2004	2003
Cash Flows from Operating Activities
Net income	$14,554	$12,931	$11,329
Adjustments to reconcile net income to net
cash provided by operating activities:
Amortization of deferred loan fees	(3,927)	(3,390)	(2,417)
Net amortization of premiums and discounts	31	33	78
Deferred income taxes	213	408	(186)
Provision for loan losses	1,570	1,200	900
Provision for depreciation	377	329	291
Gain on sale of foreclosed real estate	-	-	(169)
Gain on sale of loans	(804)	(791)	(1,563)
Proceeds from loans sold to others	78,008	71,664	135,435
Loans originated for sale	(73,766)	(74,352)	(119,566)
Increase in accrued interest receivable and other assets	(2,324)	(2,256)	(127)
Increase (decrease) in accrued interest payable
and other liabilities	1,120	(346)	(464)

Net cash provided by operating activities	15,052	5,430	23,541

Cash Flows from Investing Activities
Purchase of investment securities	-	-	(14,485)
Proceeds from maturing investment securities	-	1,000	8,000
Principal collected on mortgage backed securities	1,634	1,733	3,318
Net increase in loans	(123,447)	(145,271)	(99,716)
Loans purchased	-	-	(246)
Proceeds from sale of foreclosed real estate	-	-	393
Investment in premises and equipment	(13,336)	(2,006)	(880)
Purchase of FHLB stock	(3,430)	(1,833)	(1,350)

Net cash used in investing activities	(138,579)	(146,377)	(104,966)

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(dollars in thousands)

	For the Years Ended December 31,
	2005	2004	2003

Cash Flows from Financing Activities

Net increase in deposits	$63,401	$107,687	$41,510
Net increase (decrease) in short term borrowings	26,000	(6,000)	6,000
Additional borrowed funds, long term	50,000	35,000	35,000
Repayment of borrowed funds, long term	(7,000)	(5,000)	(10,000)
Redemption of preferred securities of subsidiary	(4,000)	-	-
Cash dividends paid	(1,996)	(1,747)	(1,410)
Proceeds from exercise of options	-	-	91
Proceeds from issuance of subordinated debentures	-	20,619	-

Net cash provided by financing activities	126,405	150,559	71,191

Increase (decrease) in cash and cash equivalents	2,878	9,612	(10,234)
Cash and cash equivalents at beginning of year	18,038	8,426	18,660

Cash and cash equivalents at end of year	$20,916	$18,038	$8,426

Supplemental disclosure of cash flows information:
Cash paid during year for:

Interest	$21,693	$14,587	$12,433

Income taxes	$9,624	$8,559	$7,577

The accompanying notes to consolidated financial statements are an integral part of these statements.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

A. Principles of Consolidation - The consolidated financial statements include the accounts of Severn Bancorp, Inc. ("Bancorp"), and its wholly-owned subsidiaries, Louis Hyatt, Inc., SBI Mortgage Company and SBI Mortgage Company's subsidiary, Crownsville Development Corporation, and its subsidiary, Crownsville Holdings I, LLC, and Severn Savings Bank, FSB ("the Bank"), and the Bank's subsidiaries, Homeowners Title and Escrow Corporation, Severn Financial Services Corporation, SSB Realty Holdings, LLC, SSB Realty Holdings II, LLC, HS West, LLC and Severn Preferred Capital Corporation. All intercompany accounts and transactions have been eliminated in the accompanying financial statements.

      Severn Preferred Capital Corporation, which qualified as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended, liquidated effective January 31, 2005.

B.
Business - The Bank's primary business activity is the acceptance of deposits from the general public and the use of the proceeds for investments and loan originations. The Bank is subject to competition from other financial institutions. In addition, the Bank is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Bancorp has no reportable segments. Management does not separately allocate expenses, including the cost of funding loan demand, between the retail and real estate operations of Bancorp.

C.  Estimates - The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses.

SEVERN BANCORP, INC.  AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies - Continued

D. Investments and Mortgage Backed Securities Held to Maturity - Investments and mortgage backed securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of held to maturity securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

E. Loans Held for Sale - Loans held for sale are carried at lower of cost or market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Mortgage loans held for sale are generally sold with the mortgage servicing rights released by the Bank. Gains and losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold.

F.
Loans - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well secured and in process of collection. Past due status is based on contractual terms of the loan. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

SEVERN BANCORP, INC.  AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies - Continued

G.
Allowance for Loan Losses - An allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based on evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions that may affect the borrowers' ability to pay. Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under generally accepted accounting principles. Actual results could differ significantly from those estimates. Management believes the allowance for losses on loans is adequate. While management uses available information to estimate losses on loans, future additions to the allowances may be necessary based on changes in economic conditions, particularly in the State of Maryland. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

      The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) or the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

SEVERN BANCORP, INC.  AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies - Continued

     A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment, include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

      Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

H.
Foreclosed Real Estate - Real estate acquired through or in the process of foreclosure is recorded at fair value. Management periodically evaluates the recoverability of the carrying value of the real estate acquired through foreclosure using estimates as described under the caption "Allowance for Loan Losses". In the event of a subsequent decline, management provides an additional allowance, to reduce real estate acquired through foreclosure to fair value less estimated disposal cost. Expenses incurred on foreclosed real estate prior to disposition are charged to expense. Gains or losses on the sale of foreclosed real estate are recognized upon disposition of the property.

SEVERN BANCORP, INC.  AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies - Continued

I.
Loan Servicing - The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using pricing sheets from correspondent purchasers. Mortgage servicing rights totaled $0 and $6,000 at December 31, 2005 and 2004, respectively, and are included in Other Assets.

J.
Transfers of Financial Assets - Transfers of financial assets, including loan and loan participation sales, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from Bancorp, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (3) Bancorp does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

K. Premises and Equipment - Premises and equipment are carried at cost less accumulated depreciation. Depreciation and amortization of premises and equipment is accumulated by the use of the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized, and charges for repairs and maintenance are expensed when incurred. The related cost and accumulated depreciation are eliminated from the accounts when an asset is sold or retired and the resultant gain or loss is credited or charged to income.

L.
Income Taxes - Deferred income taxes are recognized for temporary differences between the financial reporting basis and income tax basis of assets and liabilities based on enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred tax assets are recognized only to the extent that it is more likely than not that such amounts will be realized based on consideration of available evidence. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

M.
Statement of Cash Flows - In the statement of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, Federal Home Loan Bank of Atlanta overnight deposits, and federal funds sold. Generally, federal funds are sold for one day periods.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies - Continued

N. Earnings Per Share - Basic earnings per share of common stock for the years ended December 31, 2005, 2004 and 2003 is computed by dividing net income available to common stockholders by 8,318,184, 8,318,184 and 8,293,132, respectively, the weighted average number of shares of common stock outstanding for each year. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by Bancorp relate solely to outstanding stock options, and are determined using the treasury stock method. Diluted earnings per share of common stock for the years ended December 31, 2005, 2004 and 2003, is computed by dividing net income available to common stockholders for each year by 8,318,184, 8,318,184 and 8,314,604, respectively, the weighted average number of diluted shares of common stock. The above amounts have been retroactively adjusted to give effect to a 2-for-1 stock split in the form of a 100% stock dividend declared in November 2004.

O. Employee Stock Ownership Plan - Bancorp accounts for its Employee Stock Ownership Plan ("ESOP") in accordance with Statement of Position 93-6 of the Accounting Standards Division of the American Institute of Certified Public Accountants. Bancorp records compensation expense equal to the cash contribution called for under the Plan. All ESOP shares are included in the weighted average shares outstanding for earnings per share computations. All dividends paid on ESOP shares are charged to retained earnings.

P.  Advertising Cost - Advertising cost is expensed as incurred and totaled $190,000, $240,000 and $131,000 for the years ended December 31, 2005, 2004, and 2003, respectively.

Q.	Reclassifications - Certain prior year amounts have been reclassified to conform to the current year's method of presentation. These reclassifications had no effect on net income.

R.
Recent Accounting Pronouncements - In March 2004, the EITF reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS 115 and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. In November 2005, the FASB approved the issuance of FASB Staff Position FAS No. 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The FSP addresses when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies - Continued

The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The FSP is effective for reporting periods beginning after December 15, 2005 with earlier application permitted. For Bancorp, the effective date will be the first quarter of fiscal 2006. The adoption of this accounting principle is not expected to have a significant impact on our financial position or results of operations.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123(R), "Share-Based Payment," (FAS 123R). FAS 123(R) revised FAS123 and supersedes APB 25, and its related implementation guidance. FAS 123(R) will require all compensation costs related to share-based payments to be recognized in the income statement (with limited exceptions) based on their fair values and no longer allows pro forma disclosure as an alternative to reflecting the impact of share-based payments on net income and net income per share. The amount of compensation cost will be measured based on the grant-date fair value of the stock-based compensation issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and permits public companies to adopt its requirements using one of two methods: modified prospective or modified retrospective. Bancorp currently doesn’t have any stock options outstanding, but plans to adopt FAS 123(R) during the quarter it grants options.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Investment Securities

The amortized cost and fair value of investment securities held to maturity are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(dollars in thousands)
December 31, 2005:

Federal Home Loan Bank
(“FHLB”) Notes	$5,000	$-	$158	$4,842
Mortgage backed securities	3,290	4	144	3,150
	$8,290	$4	$302	$7,992
December 31, 2004:

Federal Home Loan Bank
(“FHLB”) Notes	$5,000	$-	$78	$4,922
Mortgage backed securities	4,955	7	70	4,892
	$9,955	$7	$148	$9,814

FHLB Notes in the amount of $2,000,000 and mortgage backed securities in the amount of $1,147,000 are pledged as collateral for the Bank’s standby letters of credit issued on behalf of various borrowers and developers in favor of Anne Arundel County.

The scheduled maturities of investment securities held to maturity are as follows at December 31, 2005:

	Amortized Cost	Fair Value
	(dollars in thousands)
Due after one year through five years	$5,147	$4,966
More than five to ten years	1,000	973
Greater than ten years	2,143	2,053
	$8,290	$7,992

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - Investment Securities - Continued

The following table shows fair value and unrealized losses, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position as of December 31, 2005 and 2004. Included in the table are two Federal Home Loan Bank notes and four mortgage backed securities. Management believes that the unrealized losses are the result of interest rate levels differing from those existing at the time of purchase of the securities and, as to mortgage backed securities, actual and estimated prepayment speeds. These unrealized losses are considered temporary as they reflect fair values on December 31, 2005 and 2004 and are subject to change daily as interest rates fluctuate.

2005	Less than 12 months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(dollars in thousands)

Federal Home Loan Bank Notes	$973	$27	$3,869	$131	$4,842	$158
Mortgage Backed Securities	500	15	2,635	129	3,135	144

Total temporarily impaired securities	$1,473	$42	$6,504	$260	$7,977	$302

2004	Less than 12 months		12 Months or More		Total
		Unrealized		Unrealized		Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses
	(dollars in thousands)

Federal Home Loan Bank Notes	$1,975	$25	$1,947	$53	$3,922	$78
Mortgage Backed Securities	4,830	70	-	-	4,830	70

Total temporarily impaired securities	$6,805	$95	$1,947	$53	$8,752	$148

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Loans Receivable

Loans receivable consist of the following:

	December 31,
	2005	2004
	(dollars in thousands)
Residential mortgage	$219,988	$215,767
Construction, land acquisition and development	390,376	343,101
Land	77,319	33,419
Lines of credit	35,491	29,096
Commercial real estate	163,449	127,768
Commercial non-real estate	3,412	3,859
Home equity	32,974	28,101
Consumer	1,768	2,489
	924,777	783,600
Less
Loans in process	(136,239)	(123,195)
Allowance for loan losses	(7,505)	(5,935)
Deferred loan origination fees	(4,916)	(4,157)

	$776,117	$650,313

Residential lending is generally considered to involve less risk than other forms of lending, although payment experience on these loans is dependent to some extent on economic and market conditions in the Bank's lending area. Multifamily residential, commercial, construction and other loan repayments are generally dependent on the operations of the related properties or the financial condition of its borrower or guarantor. Accordingly, repayment of such loans can be more susceptible to adverse conditions in the real estate market and the regional economy.

A substantial portion of the Bank's loans receivable are mortgage loans secured by residential and commercial real estate properties located in the State of Maryland. Loans are extended only after evaluation by management of customers' creditworthiness and other relevant factors on a case-by-case basis. The Bank generally does not lend more than 90% of the appraised value of a property and requires private mortgage insurance on residential mortgages with loan-to-value ratios in excess of 80%.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Loans Receivable - Continued

In addition, the Bank generally obtains personal guarantees of repayment from borrowers and/or others for construction, commercial and multifamily residential loans and disburses the proceeds of construction and similar loans only as work progresses on the related projects.

The following is a summary of the allowance for loan losses for the three years ended December 31:

	2005	2004	2003
	(dollars in thousands)
Balance at beginning of year	$5,935	$4,832	$3,991
Provision for loan losses	1,570	1,200	900
Charge-offs	-	(97)	(59)
Balance at end of year	$7,505	$5,935	$4,832

At December 31, 2005 and 2004, the recorded investment in loans considered to be impaired under FASB Statement No.114 “Accounting by Creditors for Impairment of a Loan” totaled $2,565,000 and $0, respectively. There was no specific valuation reserve for impaired loans at December 31, 2005 and 2004. Impaired loans averaged $2,589,000 during 2005, and $0 during 2004 and 2003. Interest income recognized on these loans totaled $167,000 during 2005, and $0 during 2004 and 2003.

Non-accrual loans amounted to approximately $1,693,000 and $939,000 at December 31, 2005 and 2004, respectively. The Bank had no loans greater than ninety days past due and still accruing at December 31, 2005 and 2004.

Interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31, are summarized below:

	2005	2004	2003
	(dollars in thousands)
Interest income that would have been recorded	$147	$70	$28
Interest income recognized	64	37	17
Interest income not recognized	$83	$33	$11

Mortgage loans serviced for others not included in the accompanying consolidated statements of financial condition totaled $30,080,000 and $23,363,000 at December 31, 2005 and 2004, respectively.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Loans Receivable - Continued

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial position. The contract amounts of these instruments express the extent of involvement the Bank has in each class of financial instruments.

The Bank's exposure to credit loss from non-performance by the other party to the above mentioned financial instruments is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Unless otherwise noted, the Bank requires collateral or other security to support financial instruments with off-balance-sheet credit risk.

Financial Instruments Whose Contract Amounts Represent Credit Risk	Contract Amount At December 31,
	2005	2004
	(dollars in thousands)
Standby letters of credit	$6,617	$7,866
Home equity lines of credit	19,802	16,497
Unadvanced construction commitments	136,239	123,195
Loan commitments	19,515	18,188
Lines of credit	33,782	24,831
Loans sold with limited repurchase provisions	$11,048	$25,709

Standby letters of credit are conditional commitments issued by the Bank guaranteeing performance by a customer to various municipalities. These guarantees are issued primarily to support performance arrangements, limited to real estate transactions. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2005 and 2004 for guarantees under standby letters of credit issued is not material.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - Loans Receivable - Continued

Home equity lines of credit are loan commitments to individuals as long as there is no violation of any condition established in the contract. Commitments under home equity lines expire ten years after the date the loan closes and are secured by real estate. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

Mortgage loan commitments not reflected in the accompanying statements at December 31, 2005 include $2,806,000 at fixed rates ranging from 6.5% to 9.0% and $16,709,000 at rates ranging from prime to prime plus 1.5%.

Lines of credit are loan commitments to individuals and companies as long as there is no violation of any condition established in the contract. Lines of credit have a fixed expiration date. The Bank evaluates each customer's credit worthiness on a case-by-case basis.

The Bank has entered into several agreements to sell mortgage loans to third parties. These agreements contain limited provisions that require the Bank to repurchase a loan if the loan becomes delinquent within the terms specified by the agreement. The credit risk involved in these financial instruments is essentially the same as that involved in extending loan facilities to customers. No amount has been recognized in the statement of financial condition at December 31, 2005 and 2004 as a liability for credit loss related to these loans.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 - Premises and Equipment

Premises and equipment are summarized by major classification as follows:

	December 31,		Estimated
	2005	2004	Useful Lives
	(dollars in thousands)
Land	$1,924	$1,924	-
Building	2,290	2,290	39 Years
Leasehold improvements	597	592	15-27.5 Years
Furniture, fixtures and equipment	2,276	2,052	3-10 Years
Construction in progress	15,068	2,023	-
Total at cost	22,155	8,881
Accumulated depreciation	(2,192)	(1,877)
	$19,963	$7,004

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $377,000, $329,000, and $291,000, respectively.

HS West, LLC is constructing a building in Annapolis, Maryland to serve as Bancorp’s administrative headquarters. A branch office will be included. To date, HS West, LLC has incurred approximately $16,168,000 of costs, which are included in land and construction in progress above. The total cost is expected to be approximately $22,000,000 before interior fit-out, with completion expected October 2006. Interest capitalized during the year ended December 31, 2005, 2004 and 2003 was $179,000, $53,000 and $39,000, respectively.

The Bank is obligated under a long-term lease for a branch office. The minimum annual rental payments are as follows:

Years Ended December 31, (in thousands)
2006	$60
2007	60
2008	60
2009	60
2010	34

Homeowners Title and Escrow Corporation and Louis Hyatt, Inc. are also obligated under a month-to-month lease with no obligation to renew, but they anticipate that they will continue to do so.

Total rent expense was $141,000, $108,000, and $78,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - Investment in Federal Home Loan Bank of Atlanta Stock

The Bank is required to maintain an investment in the stock of the Federal Home Loan Bank of Atlanta ("FHLB") in an amount equal to at least 1% of the unpaid principal balances of the Bank's residential mortgage loans or 1/20 of its outstanding advances from the FHLB, whichever is greater. Purchases and sales of stock are made directly with the FHLB at par value.

Note 6 - Deposits

Deposits in the Bank as of December 31, 2005 and 2004 consisted of the following:

	2005		2004
Category	Amount	Percent	Amount	Percent
	(dollars in thousands)
NOW accounts	$7,683	1.30%	$4,872	0.92%
Money market accounts	99,911	16.91%	131,014	24.85%
Passbooks	17,505	2.96%	18,198	3.45%
Certificates of deposit	445,592	75.42%	356,447	67.58%
Non-interest bearing accounts	20,123	3.41%	16,882	3.20%

Total deposits	$590,814	100.00%	$527,413	100.00%

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 - Deposits - Continued

At December 31, 2005 scheduled maturities of certificates of deposit are as follows:

	Amount
	(dollars in thousands	)
One year or less	$322,279
More than 1 year to 2 years	86,567
More than 2 years to 3 years	13,338
More than 3 years to 4 years	7,596
More than 4 years to 5 years	15,769
More than 5 years	43
	$445,592

The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $179,867,000 and $131,870,000 at December 31, 2005 and 2004, respectively.

Interest expense on deposits is summarized as follows:

	For Years Ended December 31,
	2005	2004	2003
	(dollars in thousands)
NOW accounts	$55	$59	$65
Money market accounts	2,250	2,350	2,596
Passbooks	289	283	336
Certificates of deposit	13,680	8,600	7,964
	$16,274	$11,292	$10,961

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - Federal Home Loan Bank Advances

The Bank's credit availability under the FHLB of Atlanta’s credit availability program was $252,386,000 and $210,422,000 at December 31, 2005 and 2004, respectively. Short-term borrowings with the FHLB were $26,000,000 at December 31, 2005 with interest at 4.37%. There were no short-term borrowings at December 31, 2004. Long-term advances outstanding were $132,000,000 and $89,000,000 at December 31, 2005 and 2004, respectively. The maturities of these long-term advances at December 31, 2005 are as follows (dollars in thousands):

Description	Rate	Amount	Maturity
FHLB advances	2.99% to 3.24%	10,000	2006
FHLB advances	2.89% to 4.01%	15,000	2007
FHLB advances	3.33%	5,000	2008
FHLB advances	3.09%	5,000	2009
FHLB advances	5.00%	10,000	2010
FHLB advances	2.64% to 4.48%	87,000	Thereafter
		$132,000

The Bank's stock in the Federal Home Loan Bank of Atlanta is pledged as security for the advances and under a blanket floating lien security agreement with the Federal Home Loan Bank of Atlanta. The Bank is required to maintain as collateral for its advances, qualified loans in varying amounts depending on the loan type.

Note 8 - Subordinated Debentures

Bancorp has a non-consolidated subsidiary trust, Severn Capital Trust I, of which 100% of the common equity is owned by Bancorp. The trust was formed for the purpose of issuing corporation-obligated mandatorily redeemable capital securities (the capital securities) to third-party investors and investing the proceeds from the sale of such capital securities solely in subordinated debt securities of Bancorp (the debentures). The debentures held by the trust are the sole assets of the trust. Distributions on the capital securities issued by the trust are payable quarterly at a rate per annum equal to the interest rate being earned by the trust on the debentures held by the trust. The capital securities are subject to mandatory redemption, in whole or in part, upon repayment of the debentures. Bancorp has entered into an agreement which, taken collectively, fully and unconditionally guarantees the capital securities subject to the terms of the guarantee. The debentures held by Severn Capital Trust I are first redeemable, in whole or in part, by Bancorp on January 7, 2010.

The subordinated debentures from Bancorp to the trust consist of a $20,619,000 note that matures in 2035 and has a floating rate of interest of LIBOR plus 200 basis points, which was 6.54% and 4.56% at December 31, 2005 and 2004, respectively. $17,000,000 of the proceeds from Bancorp’s issuance of the debentures was contributed to the Bank, and qualifies as Tier 1 capital for the Bank under Federal Reserve Board guidelines.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - Employee Benefit Plans

The Bank had a Supplemental Executive Retirement Plan covering selected officers, and elected to terminate the plan in January 2005. The plan was funded by Bank owned life insurance policies, of which the Bank was the beneficiary. The amount of cost recognized for the years ended December 31, 2005, 2004 and 2003 was $0, $12,000 and $12,000, respectively.

The Bank has a 401(k) Retirement Savings Plan. Employees may contribute a percentage of their salary up to a maximum of $14,000 for 2005. The Bank is obligated to contribute 50% of the employee's contribution, not to exceed 6% of the employee's annual salary. All employees who have completed one year of service with the Bank are eligible to participate. The Bank's contribution to this plan was $114,000, $104,000 and $79,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Bank has an Employee Stock Ownership Plan ("ESOP") for the exclusive benefit of participating employees. The Bank recognized ESOP expense of $140,000 for each of the years ended December 31, 2005, 2004 and 2003.

Note 10- Minority Interest

Minority interest represented the equity attributable to that portion of a consolidated subsidiary (Severn Preferred Capital Corporation) that was owned by parties independent of Bancorp.

Severn Preferred Capital Corporation issued 200,002 shares of preferred stock at $20.00 per share, which were acquired by independent parties. The Bank purchased all of the outstanding common stock. Severn Preferred Capital Corporation liquidated effective January 31, 2005.

Note 11- Stockholders’ Equity

In November, 2004, Bancorp’s Board of Directors declared a 2-for-1 stock split in the form of a 100% stock dividend, which was effective for shares outstanding as of December 15, 2004 and was distributed December 30, 2004. All per share data in the accompanying financial statements and all share and per share data in the footnotes (except for the stock option disclosures below) have been adjusted to give retroactive effect to this transaction.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11- Stockholders Equity - Continued

The Bank’s Stock Option Plan (“Plan”) provided for the granting of options to acquire common stock to directors and key employees. Option prices were equal to or greater than fair market value of the common stock at the date of the grant. The Bank granted options to purchase 156,000 shares, of which all have been exercised as of December 31, 2003.

The following table summarizes the status of and changes in the Bank’s stock option plan.

	Shares	Weighted Average Exercise Price

Outstanding at December 31, 2002	18,000	$5.50

Exercised in 2003	(16,500)	5.50
Forfeited in 2003	(1,500)	5.50
Outstanding at December 31, 2003	-	$-

As of December 31, 2005, there were 144,000 options available to be granted under the Plan.

Note 12- Regulatory Matters

The Bank is required to maintain an average daily balance with the Federal Reserve Bank in a non-interest bearing account. The amount in such account at December 31, 2005 was $300,000.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary, actions by the regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12- Regulatory Matters - Continued

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) and risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and ratios are also presented in the table.

The following table presents the Bank's capital position based on the financial statements.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
	(dollars in thousands)
December 31, 2005
Tangible (1)	$86,354	10.3%	$12,619	1.50%	N/A	N/A
Tier I capital (2)	86,354	12.2%	N/A	N/A	$42,395	6.00%
Core (1)	86,354	10.3%	33,651	4.00%	42,064	5.00%
Total (2)	93,851	13.3%	56,527	8.00%	70,659	10.00%

December 31, 2004
Tangible (1)	$73,572	10.5%	$10,521	1.50%	N/A	N/A
Tier I capital (2)	73,572	13.4%	N/A	N/A	$33,023	6.00%
Core (1)	73,572	10.5%	28,056	4.00%	35,070	5.00%
Total (2)	79,419	14.4%	44,031	8.00%	55,039	10.00%

(1) To adjusted total assets.
(2) To risk-weighted assets.

F26

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12- Regulatory Matters - Continued

Bancorp’s main source of income is dividends from the Bank. As a result, Bancorp's dividends to its shareholders will depend primarily upon receipt of dividends from the Bank.

OTS regulations limit the payment of dividends and other capital distributions by the Bank. The Bank is able to pay dividends during a calendar year without regulatory approval to the extent of the greater of (i) an amount which will reduce by one-half its surplus capital ratio at the beginning of the year plus all its net income determined on the basis of generally accepted accounting principles for that calendar year or (ii) 75% of net income for the last four calendar quarters.

The Bank is restricted in paying dividends on its stock to the greater of the restrictions described in the preceding paragraph, or an amount that would reduce its stockholders’ equity below its regulatory capital requirement, or the accumulated bad debt deduction.

The Bank was allowed a special bad debt deduction at various percentages of otherwise taxable income for various years effectively through December 31, 1987. If the amounts which qualified as deductions for federal income tax purposes prior to December 31, 1987 are later used for purposes other than to absorb loan losses, including distributions in liquidations, they will be subject to federal income tax at the then current corporate rate. Retained earnings at December 31, 2003 include $482,000, for which no provision for federal income tax has been provided.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13- Income Taxes

The income tax provision consists of the following for the years ended December 31:

	2005	2004	2003
	(dollars in thousands)
Current
Federal	$7,241	$6,420	$6,436
State	1,472	1,430	1,325
	8,713	7,850	7,761
Deferred
Federal	176	343	(152)
State	37	65	(34)
	213	408	(186)

Total income tax provision	$8,926	$8,258	$7,575

The amount computed by applying the statutory federal income tax rate to income before federal taxes is greater than the taxes provided for the following reasons:

	2005		2004		2003
	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income	Amount	Percent of Pretax Income
	(dollars in thousands)
Statutory Federal
income tax rate	$8,218	35.0%	$7,416	35.0%	$6,616	35.0%
State tax net of
Federal income
tax benefit	981	4.2%	972	4.6%	840	4.4%
Other adjustments	(273)	(1.2%)	(130)	(0.6%)	119	0.6%
	$8,926	38.0%	$8,258	39.0%	$7,575	40.0%

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13- Income Taxes - Continued

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2005 and 2004 are presented below:

	2005	2004
	(dollars in thousands)

Deferred Tax Assets:
Allowances for losses	$2,968	$2,341
Reserve for uncollected interest	11	11
Total deferred tax assets	2,979	2,352

Deferred Tax Liabilities:
Federal Home Loan Bank stock dividends	(82)	(82)
Loan origination costs	(802)	-
Accelerated depreciation	(560)	(519)
Other	(63)	(66)
Total deferred tax liabilities	(1,507)	(667)

Net deferred tax assets	$1,472	$1,685

Note 14- Related Party Transactions

During the years ended December 31, 2005, 2004 and 2003, the Bank engaged in the transactions described below with parties that may be deemed affiliated.

Two subsidiaries rent property from a director of the Bank. Rent paid on these properties was $56,000, $59,000 and $49,000 for 2005, 2004 and 2003, respectively.

A director of the Bank is a member of a law firm that represents the Bank in certain legal matters. The fees for services rendered by that firm were $126,000, $129,000 and $167,000 for the years ended December 31, 2005, 2004 and 2003, respectively.

Management believes that the terms in the above mentioned transactions were no less favorable to the Bank than the terms that would have been obtained in transactions with non-affiliated persons or entities.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15- Disclosure About Fair Value of Financial Instruments

The estimated fair values of the Bank's financial instruments are summarized below. The fair values of a significant portion of these financial instruments are estimates derived using present value techniques prescribed by the FASB and may not be indicative of the net realizable or liquidation values. Also, the calculation of estimated fair values is based on market conditions at a specific point in time and may not reflect current or future fair values.

The carrying amount is a reasonable estimate of fair value for cash, federal funds, interest-bearing deposits in other banks, accrued interest receivable, and accrued interest payable due to the short-term nature of these instruments. Fair value is based upon market prices quoted by dealers for investment securities and estimates using bid prices published in financial newspapers for mortgage backed securities. The carrying amount of Federal Home Loan Bank of Atlanta stock is a reasonable estimate of fair value. Loans receivable were discounted using a single discount rate, comparing the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. These rates were used for each aggregated category of loans as reported on the Office of Thrift Supervision Quarterly Report. The fair value of demand deposits, savings accounts and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered on deposits of similar remaining maturities. For FHLB advances and subordinated debentures, fair value is based on currently available rate for borrowings with similar terms and remaining maturities.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business, including loan commitments. Fair value is estimated using fees currently charged for similar agreements, taking into account the remaining terms of the agreements and the counter parties credit standings. Any fees charged are immaterial.

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15- Disclosure About Fair Value of Financial Instruments - Continued

The estimated fair values of the Bank's financial instruments are as follows:

	December 31, 2005		December 31, 2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(dollars in thousands)
Financial Assets
Cash and cash equivalents	$20,916	$20,916	$18,038	$18,038
Investment securities	8,290	7,992	9,955	9,814
FHLB stock	8,513	8,513	5,083	5,083
Loans held for sale	3,216	3,216	6,654	6,654
Loans receivable, net	776,117	765,436	650,313	644,512
Accrued interest receivable	4,562	4,562	3,339	3,339

Financial Liabilities
Deposits	$590,814	$590,530	$527,413	$527,678
FHLB advances	158,000	153,962	89,000	85,810
Subordinated debentures	20,619	20,619	20,619	20,619
Accrued interest payable	607	607	166	166

Off Balance Sheet Commitments	$-	$-	$-	$-

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16- Condensed Financial Information (Parent Company Only)

         Information as to the financial position of Severn Bancorp, Inc. as of December 31, 2005 and 2004 and results of operations and cash flows for each of the years ended December 31, 2005, 2004 and 2003 is summarized below.

	December 31,
	2005	2004
	(dollars in thousands)
Statements of Financial Condition
Cash	$1,828	$3,485
Equity in net assets of subsidiaries:
Bank	86,354	73,543
Non-Bank	3,512	3,512
Loans	1,856	-
Other assets	866	732
Total assets	$94,416	$81,272

Subordinated debentures	$20,619	$20,619
Other liabilities	1,085	499

Total liabilities	21,704	21,118

Stockholders’ equity	72,712	60,154

Total liabilities and stockholders’ equity	$94,416	$81,272

	For the Years Ended December 31,
	2005	2004	2003
	(dollars in thousands)
Statements of Income
Interest income	$36	$-	$-
Interest expense on subordinated debentures	1,087	34	-
Net interest expense	(1,051)	(34)	-
Dividends received from subsidiaries	2,920	1,747	1,410
General and administrative expenses	153	125	95
Income before income taxes and equity in
undistributed net income of subsidiaries	1,716	1,588	1,315

Income tax benefit	381	44	19
Equity in undistributed net income of subsidiaries	12,457	11,299	9,995

Net income	$14,554	$12,931	$11,329

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16- Condensed Financial Information (Parent Company Only) - Continued

	For the Years Ended December 31,
	2005	2004	2003
	(dollars in thousands)
Statements of Cash Flows

Cash Flows from Operating Activities:
Net income	$14,554	$12,931	$11,329
Adjustments to reconcile net income to net
cash provided by operating activities:
Equity in undistributed earnings of subsidiaries	(12,811)	(11,299)	(9,995)
Increase in other assets	(134)	(602)	(38)
Increase in other liabilities	586	119	124

Cash provided by operating activities	2,195	1,149	1,420

Cash Flows from Investing Activities:
Net increase in loans	(1,856)	-	-
Investment in subsidiaries	-	(17,000)	-

Cash used in investing activities	(1,856)	(17,000)	-
Cash Flows from Financing Activities:
Dividends paid on capital stock	(1,996)	(1,747)	(1,410)
Proceeds from issuance of subordinated debentures	-	20,619	-
Proceeds from exercise of options	-	-	91

Cash provided by (used in) financing activities	(1,996)	18,872	(1,319)

Increase (decrease) in cash and cash equivalents	(1,657)	3,021	101

Cash and cash equivalents at beginning of year	3,485	464	363

Cash and cash equivalents at end of year	$1,828	$3,485	$464

SEVERN BANCORP, INC. AND SUBSIDIARIES
Annapolis, Maryland
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17- Quarterly Financial Data (Unaudited)

 Summarized unaudited quarterly financial data for the year ended December 31, 2005 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands, except per share data)
Interest income	$12,513	$13,729	$14,828	$15,833
Interest expense	4,503	5,227	5,860	6,365
Net interest income	8,010	8,502	8,968	9,468
Provision for loan losses	242	453	450	425

Net interest income after provision for loan losses	7,768	8,049	8,518	9,043
Other income	706	797	727	750
Other expense	3,280	3,256	3,079	3,263

Income before income tax provision	5,194	5,590	6,166	6,530
Income tax provision	2,044	2,054	2,270	2,558
Net income	$3,150	$3,536	$3,896	$3,972

Per share data:
Earnings - basic	$.38	$.42	$.47	$.48
Earnings - diluted	$.38	$.42	$.47	$.48

  Summarized unaudited quarterly financial data for the year ended December 31, 2004 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(dollars in thousands, except per share data)
Interest income	$10,032	$10,702	$11,411	$12,474
Interest expense	3,167	3,402	3,804	4,258
Net interest income	6,865	7,300	7,607	8,216
Provision for loan losses	250	300	350	300

Net interest income after provision for loan losses	6,615	7,000	7,257	7,916
Other income	754	1,115	928	815
Other expense	2,492	2,798	2,846	3,075

Income before income tax provision	4,877	5,317	5,339	5,656
Income tax provision	1,848	2,091	2,059	2,260
Net income	$3,029	$3,226	$3,280	$3,396

Per share data
Earnings - basic	$.36	$.39	$.40	$.41
Earnings - diluted	$.36	$.39	$.40	$.41